

07006492

AB 5/31

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-67281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/02/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NWT Financial Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 1st PL NW
(No. and Street)

Issaquah	WA	98027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Niederkorn 425-295-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pettis Rumsey Inc PS
(Name – *if individual, state last, first, middle name*)

4229 76th St NE #102	Marysville	WA	98270
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 6/31

OATH OR AFFIRMATION

I, David Niederkrome, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NWT Financial Group, LLC, as of May 21, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



JEFFREY C. CHAMPINE
COMMISSION EXPIRES
NOTARY
PUBLIC
4-9-08
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NWT FINANCIAL GROUP LLC
Computation of Net Capital
Pursuant to Rule 15c3-1
For Year Ended December 31, 2006

Total Member's Equity		$80,935.87
Less non-allowable assets		
Townsend Trading Deposit	$ 5,000.00	
NASD CRD Account	$ 230.00	
		$ 5,230.00
Net Capital		$75,705.87
Total aggregate indebtedness		0
Ratio of aggregate indebtedness to net capital		0
Minimum Net Capital		$5,000

Note: There are no differences between the net capital reported above and the net capital reported on form *FOCUS X-17A-5 PartIIA as of December 31, 2006.*

Signed:  CPA

Dated: May 22, 2007

4229-76 St. N.E., Suite 102 • P.O. Box 277 • Marysville, WA 98270 • (360) 659-8502 • (800) 659-8502 • FAX (360) 653-4019

BY CERTIFIED MAIL (7006 0100 0000 6124 5299)
AND FACSIMILE

May 15, 2007


NASD

Mr. David Niederkrome
President
NWT Financial Group, LLC
275 1st Pl. NW
Issaquah, WA 98027

Dear Mr. Neiderkrome,

This acknowledges receipt of your December 31, 2006 annual filing of financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA, if material differences existed,

or

If no material differences existed, a statement so stating.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, DC office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is included for your convenience.

Please respond to this matter by **May 30, 2007**. Questions may be addressed to Reed Smith, Special Investigator, at (206)442-4263.

Sincerely,

Valerie Amburn
Supervisor of Examiners

END

Enclosure: Form X-17A-5 Part III Facing Page

Cc: Thomas McGowan, Chief Examiner, Securities and Exchange Commission
Pettis Rumsey, Inc., PS, Certified Public Accountant